FEE WAIVER AND EXPENSE REIMBURSEMENT AGREEMENT

THIS AGREEMENT, dated February 28, 2022, as amended March 29, 2022, is by and between WesMark Funds (the “Trust”), a Massachusetts business trust registered as an open-end management investment company under the Investment Company Act of 1940, as amended, on behalf of its series WesMark Tactical Opportunity Fund (the “Fund”), and WesBanco Investment Department, a division of WesBanco Bank, Inc., registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Adviser”).

WHEREAS, the Adviser serves as investment adviser to the Fund pursuant to a separate investment advisory agreement between the Trust, on behalf of the Fund, and the Adviser (the “Investment Advisory Agreement”).

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt whereof is hereby acknowledged, the parties hereto agree as follows:

1.	Fee Waivers and Expense Reimbursements.

The Adviser shall waive fees payable to it under the Investment Advisory Agreement by the WesMark Tactical Opportunity Fund, and shall reimburse certain expenses of the WesMark Tactical Opportunity Fund, so that the Fund’s ordinary operating expenses (including the organizational expenses of the Fund but excluding interest expense, fees on borrowings and expenses associated with the Fund’s investment in other investment companies, if any, extraordinary expenses, tax reclaim recovery expenses and proxy-related expenses) do not exceed the annual rates of:

•	1.75% of the Fund’s average daily net assets

2.	Term and Termination.

The Adviser shall waive fees and reimburse expenses of the Fund, as described herein, up to but not including the later of: (a) April 1, 2023; or (b) the date of the Fund’s next effective Prospectus. This Agreement may be terminated as to the Fund only upon the mutual agreement of the Board of Trustees of the Trust and the Adviser. The Adviser shall not be entitled to recoup any of the fees or expenses waived or reimbursed pursuant to this Agreement.

3.	Entire Agreement; Modification; Amendment.

This Agreement constitutes the entire agreement of the parties with respect to its subject matter. Each provision herein shall be treated as separate and independent from any other provision or agreement herein and shall be enforceable notwithstanding the enforceability of any such other provision or agreement. No modification or amendment of this Agreement shall be binding unless it is made in writing and executed by both the Trust, on behalf of the Fund, and the Adviser. This Agreement shall be governed by the laws of the State of West Virginia.

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IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

WesMark Funds
on behalf of its series WesMark Tactical Opportunity Fund

By	/s/ Scott Love
Name: Scott Love
Title: President

WesBanco Investment Department
a division of WesBanco Bank, Inc.

By	/s/ Scott Love
Name: Scott Love
Title: Senior Vice President